560 Third Avenue Grocery Corp.

Financial Statements

December 31, 2017 and 2016



JANOVER LLC

Certified Public Accountants • Advisors

560 THIRD AVENUE GROCERY CORP

Table of Contents

Independent Accountants' Review Report dated December 19, 2018



JANOVER LLC
Certified Public Accountants • Advisors

Independent Accountants' Review Report

To the Stockholders' of 560 Third Avenue Grocery Corp.:

We have reviewed the accompanying financial statements of 560 Third Avenue Grocery Corp., which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements operations, changes in retained deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
December 19, 2018

NEW YORK CITY • 485 Madison Avenue, 9th Floor, New York, New York 10022 • Tel: 212.792.6300
LONG ISLAND • 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300
JANOVER LLC • A LIMITED LIABILITY COMPANY
www.janoverllc.com

560 THIRD AVENUE GROCERY CORP.

Balance Sheets

December 31,		2017		2016
Assets				
Current assets:				
Accounts receivable	$	15,197	$	13,380
Prepaid supplies		16,505		16,505
Total current assets		31,702		29,885
Property and equipment, net of accumulated depreciation of $442,604 and $432,679, respectively		45,514		55,439
Other assets:				
Loans receivable - related parties		51,677		51,866
	$	128,893	$	137,190
Liabilities and Stockholders' Deficit				
Current liabilities:				
Cash overdraft	$	39,233	$	69,801
Accounts payable and accrued expenses		151,866		176,097
Total current liabilities		191,099		245,898
Other liabilities:				
Officer loan		1,709,741		1,414,073
Stockholders' deficit:				
Common stock - no par value, 200 shares authorized, issued and outstanding		4,000		4,000
Retained deficit		(1,775,947)		(1,526,781)
		(1,771,947)		(1,522,781)
	$	128,893	$	137,190

560 THIRD AVENUE GROCERY CORP.

Statements of Operations

For the Years Ended December 31,		2017		2016
Sales, net	$	2,321,419	$	2,447,730
Costs and expenses				
Cost of sales		612,285		649,147
Salaries, taxes and related benefits		983,923		981,386
		1,596,208		1,630,533
Gross profit		725,211		817,197
Operating expenses:				
Rent and real estate taxes		369,044		313,113
Credit card fees		123,805		137,128
Management fees		108,156		127,745
Utilities		81,976		91,232
General and administrative		6,424		24,102
Repairs & Maintenance		64,624		66,154
Office expense		53,403		36,354
Advertising		38,441		22,858
Professional fees		37,152		60,331
Insurance		42,898		29,075
Fines and penalities		12,905		17,075
Depreciation and amortization		9,925		8,810
Employee benefits		9,240		16,424
Auto		7,494		9,348
Payroll fees		5,097		11,685
State and local taxes		3,618		2,801
Interest expense		1,261		754
		975,463		974,989
Operating loss before other income		(250,252)		(157,792)
Other Income				
Other income		1,086		56,322
Net loss	$	(249,166)	$	(101,470)

560 THIRD AVENUE GROCERY CORP.

Statement of Changes in Retained Deficit

For the Year Ended December 31, 2017

Balance beginning of year - January 1, 2016	$	(1,425,311)
Net loss		(101,470)
Balance end of year - December 31, 2016	$	(1,526,781)
Balance beginning of year - January 1, 2017	$	(1,526,781)
Net loss		(249,166)
Balance end of year - December 31, 2017	$	(1,775,947)

560 THIRD AVENUE GROCERY CORP.

Statements of Cash Flows

For the Years Ended December 31,		2017		2016
Cash flows from operating activities:				
Net loss	$	(249,166)	$	(101,470)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation of property and equipment		9,925		8,810
Changes in operating assets and liabilities:				
Accounts receivable		(1,817)		(783)
Inventory		-		(3,479)
Other assets		-		8,632
Accounts payable and accrued expenses		(24,231)		(9,626)
Net cash used in operating activities		(265,289)		(97,916)
Cash flows used in investing activities:				
Purchases of equipment		-		(14,029)
Loan receivable - related parties		189		(94,229)
Net cash provided by(used in) investing activities		189		(108,258)
Cash flows from financing activities:				
Officer loan		295,668		153,940
Cash overdraft		(30,568)		52,234
Net cash provided by financing activities		265,100		206,174
Net increase (decrease) in cash		-		-
Cash - beginning of year		-		-
Cash - end of year	$	-	$	-
Supplemental disclosure of cash flow information:				
Cash paid during the year for interest	$	1,261	$	754
Cash paid during the year for income taxes	$	3,618	$	2,801

560 Third Avenue Grocery Corp.

Notes to Financial Statements
December 31, 2017 and 2016

1. Organization

560 Third Avenue Grocery Corp. (the "Company") was formed in New York on February 3, 1998. The Company is a New York City restaurant owned by its stockholders' and managed by Branded Restaurant Hospitality. The Company was created to provide diner style food and beverage services to the public of the metropolitan New York City area.

2. Summary of Significant Accounting Policies

Basis of accounting − The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts receivable and allowances for doubtful accounts − Bad debts are provided for under the allowance method based upon analysis of open accounts and their expected collectability. Management provides an allowance for doubtful accounts based on the Company's historical losses, specific customer circumstances, and general economic conditions. Accounts receivable are written off and charged against the allowance for doubtful accounts when the Company has exhausted all collection efforts without success. As a result of this policy, there was no allowance for doubtful accounts as of December 31, 2017 and 2016.

Property and equipment − Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue recognition − Revenue is recognized at the time the services are rendered. Sales are recorded net of returns, allowances and sales tax.

Advertising/marketing − Advertising/marketing costs are expensed as incurred. Total advertising expense for the years ended December 31, 2017 and 2016 were $38,441 and $22,858, respectively. These expenses are included in operating expenses on the accompanying statements of operations.

Sales tax – Sales tax is assessed by a governmental authority on the consumption of goods and services. The Company collects sales tax for New York State. The Company records the amounts collected as a current liability and relieves such liability upon remittance to the taxing authority without impacting revenues and expenses.

Fair value disclosures − The carrying amounts of cash overdraft, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term nature of these accounts.

560 Third Avenue Grocery Corp.

Notes to Financial Statements
December 31, 2017 and 2016

2. **Summary of Significant Accounting Policies** *(continued)*

Use of estimates − The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the dates of such financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes – The Company elected, by consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and applicable state statutes. Under these provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal income taxes on their respective shares of the Company's taxable income. The Company has also elected S Corporation status for New York State tax purposes. The Company is treated as a corporation for New York City purposes and pays the applicable tax associated with New York City tax laws.

Uncertain tax positions − The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statements. The Company was not required to recognize any amounts from uncertain tax positions for the years ended December 31, 2017 and 2016. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

3. **Going Concern**

The Company has a retained deficit, working capital deficiency and incurred operating losses for the last three years ($72,050, $101,470 and $249,166 for the years ended December 31, 2015, 2016 and 2017, respectively). Management has agreed to take actions to ensure that the Company will continue as a going concern through December 31, 2018 through additional funding from an officer, if needed.

560 Third Avenue Grocery Corp.

Notes to Financial Statements
December 31, 2017 and 2016

4. Property and Equipment

Major classifications of property and equipment and their respective depreciable lives are summarized as follows, as of December 31;

	2017	2016	Depreciable Lives
Kitchen equipment	$ 85,325	$ 85,325	5 years
Property and equipment	7,181	7,181	5 years
Furniture and fixtures	51,189	51,189	7 years
Leasehold improvements	344,423	344,423	15 years
	490,135	490,134	
Less: Accumulated depreciation	442,604	432,679	
	$ 45,514	$ 55,439	

Depreciation and amortization expense for the years ended December 31, 2017 and 2016 was $9,925 and $8,810 respectively.

5. Concentration of Risk

The Company maintains cash balances with various financial institutions which, at times, may exceed the limits of the Federal Deposit Insurance Corporation ("FDIC"). Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000, per depositor, per financial institution. The Company has not experienced any losses to date as a result of this policy.

6. Related Party Transactions

The Company has a non-interest bearing loan receivables due from both of its affiliates in the amount of $51,677 and $51,866 as of December 31, 2017, and 2016. There are no set repayment terms and the Company has agreed not to demand payment before January 1, 2019.

The Company has a non-interest bearing loan from an officer in the amounts of $1,709,741 and $1,414,073 as of December 31, 2017 and 2016. There are no set repayment terms and the officer has agreed not to demand payment before January 1, 2019.

Management fees are paid to an affiliated entity with common ownership. Total management fees for the years ended December 31, 2017 and 2016 were $108,156 and $127,745, respectively. These expenses are included in operating expenses on the statement of operations.

560 Third Avenue Grocery Corp.

Notes to Financial Statements
December 31, 2017 and 2016

7. **Income Taxes**

   The Company records the income tax effect of transactions in the same year that the transactions occur to determine net income, regardless of when the transactions are recognized for tax purposes. Deferred taxes are provided to reflect the income tax effects of amounts included in the Company's financial statements in different periods than for tax purposes, principally bad debt allowances for accounts receivable, accrued expenses, and depreciation and amortization expenses for income tax purposes.

   Deferred tax assets represent the future income tax benefit from amounts that have been recognized as expenses for financial statement purposes in the current period, which may not be deducted for income tax purposes until future years. Likewise, deferred tax liabilities represent the current income tax benefit from amounts that may be deducted for income tax purposes but have not yet been recognized as expenses for financial statement purposes.

   The Company evaluates deferred income taxes annually to determine if it is more likely than not that the future tax benefits from deferred tax assets primarily net operating loss carryforwards, will be realized in future years. Valuation allowances are established if it is determined that the Company may not realize some or all of such future tax benefits. The Company assesses whether valuation allowances against the deferred tax assets should be established or adjusted based on consideration of all available evidence, both positive and negative, using the more likely than not standard. This assessment considers, among other matters, the nature, frequency of recent income and losses, forecasts of future profitability, and the duration of statutory carryforward period. In making such judgments, significant weight is given to evidence that can be objectively verified.

   Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Company's ability to realize deferred tax assets depends on the Company's ability to generate sufficient taxable income within the carryforward periods provided for in the tax law for each applicable tax jurisdiction.

   As of December 31, 2017 and 2016, the Company had New York City net operating loss carryforwards of approximately $1,400,000 and $1,200,000, respectively each year, available to reduce future taxable income. These carryforwards expire at various dates through 2037 and 2036, respectively. It is likely that these carryforwards will expire prior to the Company being able to absorb them. A valuation allowance had been established at December 31, 2017 and 2016. As of December 31, 2017 and 2016, there was no provision recorded for deferred income taxes.

560 Third Avenue Grocery Corp.

Notes to Financial Statements
December 31, 2017 and 2016

8. **Commitments and Contingencies**

    Lease – The Company leased its restaurant store front from Murray Hills Mews Owners Corp. under a 20 year lease term expiring January 31, 2018. The lease has been renewed and commences on February 1, 2018 for twelve years. The lease calls for monthly rent of approximately $23,000 plus utilities and real estate tax escalation. Rent expense was $311,319 and $278,079 for the years ended December 31, 2017 and 2016, respectively.

    For the Years Ending December 31,:

2018	$	307,163
2019		309,996
2020		314,968
2021		320,480
2022		326,088
Thereafter		2,448,110
	$	4,026,805

9. **Subsequent Events**

    The Company evaluated subsequent events through December 19, 2018, the date these consolidated financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.



JANOVER LLC

www.janoverllc.com